June 17, 2014
VIA EDGAR CORRESPONDENCE FILE

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Leggett & Platt, Incorporated Form 10-K Filed February 26, 2014 Form 10-Q Filed May 7, 2014 File No. 1-07845

Dear Mr. O’Brien:

We are writing in response to the Staff’s comment letter dated June 3, 2014 with respect to the above referenced file. In order to facilitate your review, our letter presents the Staff’s comment followed by our response.

Form 10-K for the year ended December 31, 2013
O – Other (Income) Expense, page 106

1. We note that other income for 2013 of $21.4 million primarily consists of an $8.1 million gain on asset sales and an $8.8 million bargain purchase gain from acquisitions. Since other income is material to your net earnings for 2013, please tell us and revise future filings accordingly to explain in MD&A the nature of the $8.1 million gain on asset sales. Regarding the bargain purchase gain, we note the disclosure provided on pages 109-110. It is unclear to us how the notion of “financial strength” and the fact that you were able to complete the acquisition without a financial contingency would result in the seller selling its business at an amount less than what a market participant would be willing to pay. Please explain further in your response letter, and address your consideration of ASC 805-30-25-2 through 25-4. Also, please clarify, if true, that the $6.1 million in goodwill recognized from the two acquisitions made in 2013 was attributable entirely to the other acquisition, i.e., the UK-based business that extended your capability in aerospace tube fabrication. We may have further comment.

RESPONSE:
Regarding the $8.1 million gain on asset sales, all transactions associated with these gains were with third parties and were settled in cash under normal terms and conditions. We intend to include, in future filings, disclosure in the Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) substantially as provided below (to be updated to reflect future periods):
“2013 earnings benefited $8 million ($5 million after tax) from gains on asset sales. These gains are primarily comprised of a $3 million gain related to a hurricane insurance claim, and $3 million for several different properties associated with the closing of various operations in prior years’ restructurings.”
Regarding the $8.8 million bargain purchase gain, we believe the seller was highly motivated to secure a buyer with a stated intention of continuing to operate and grow this business, as the seller would be a large customer post acquisition. It was very important to the seller to select a strategic buyer versus financial buyer which we believe motivated them to accept a purchase price below fair value. The term “financial strength” in our discussion of the transaction relates

Terence O’Brien
Securities and Exchange Commission
June 17, 2014

to our intent and ability to operate the facility for the long term, which made our offer more attractive versus other potential buyers.
In consideration of ASC 805-30-25-2 through 25-4, we engaged an internationally recognized independent valuation firm to assist us in the valuation of identifiable assets acquired when it became apparent there was a potential for a bargain purchase gain. In accordance with ASC 805-30-25-4, we performed an extensive review for any unrecorded assets, liabilities, and contingencies which resulted in the identification of two intangible assets totaling $3.5 million related to the trade name and customer relationships. After identifying and valuing all assets and liabilities of the business, we concluded that recording a bargain purchase gain was appropriate and required under ASC 850-30-25-2.
The entire $6.1 million in goodwill recorded in 2013 related to the acquisition of the UK-based manufacturer in a separate transaction.
We intend to include, in future filings, disclosure in the MD&A substantially as provided below (to be updated to reflect future periods):
“We expanded our Aerospace Products business unit in 2013 with the acquisition of two companies. These new European-based operations added small-diameter, high-pressure seamless tubing to our product portfolio and extended our capability in aerospace tube fabrication. One was acquired at a price less than fair value, and we recorded an $8.8 million non-taxable bargain purchase gain. We recorded $6.1 million of goodwill related to the other acquisition.”
To clarify the factors contributing to the $8.8 million bargain purchase gain and the $6.1 million of goodwill recognized for the UK-based business, we intend to include, in future filings, disclosure in the footnotes to financial statements substantially as provided below (to be updated to reflect future periods):
“In 2013 we expanded our Aerospace Products business unit with the acquisition of two companies:
The first was a UK-based business that extended our capability in aerospace tube fabrication. This business was acquired for a purchase price of $11.7, and $6.1 of goodwill was recorded related to this acquisition. Factors that contributed to a purchase price resulting in the recognition of goodwill included its international presence and complimentary fit with our Aerospace Products business unit.
The second was a French-based company that added small-diameter, high-pressure seamless tubing to our product portfolio for a cash purchase price of $14.5. This business was acquired at a price less than fair value of the net identifiable assets, and we recorded an $8.8 non-taxable bargain purchase gain. The bargain purchase gain is reported in the "Other (income) expense, net" line of our income statement. Prior to recognizing a bargain purchase gain, we reassessed whether all assets acquired and liabilities assumed had been correctly identified, the key valuation assumptions and business combination accounting procedures for this acquisition. After careful consideration and review, we concluded that the recognition of a bargain purchase gain was appropriate for this acquisition. Factors that contributed to the bargain purchase price were:

•
The transaction was completed with a motivated seller that desired to restructure its operations in order to focus on its core competencies and exit non-core businesses that no longer fit its strategy in an expedient manner.

•
We were able to complete the acquisition with a cash payment and without a financial contingency in an expedient manner, which was a key attribute for the seller. The relatively small size of the transaction for us, the lack of required third-party financing and our expertise in completing similar transactions in the past gave the seller confidence that we could complete the transaction quickly and without difficultly.

Terence O’Brien
Securities and Exchange Commission
June 17, 2014

•
Because the seller of this business will continue to purchase these products in the future it was important to the seller that the acquiring company was a financially sound, integrated manufacturer that could provide a stable supply of high quality product for many years into the future. Due to the unique nature of the products and limited number of potential buyers for this business, the seller found it advantageous to accept our purchase price based upon our demonstrated ability to operate similar businesses, and financial strength that will enable us to be a long-term supplier of quality products into the future.”

Form 10-Q for the period ended March 31, 2014
Management’s Discussion and Analysis, page 24

2. We note the disclosure regarding the performance of Store Fixtures on page 28 and that future impairment could be possible as discussed on page 36. Please explain to us why, based on your indications that, among other things, 2013 results “fell short of expectations,” forecasted second quarter 2014 sales will be significantly lower than the year-ago period, “many expected new programs have been slow to start,” and sales have been “very soft,” you did not believe that conducting an interim impairment review on the goodwill remaining in this group was warranted as of March 31, 2014.

RESPONSE:
We test goodwill for impairment in the second quarter of each year and as triggering events occur. We actively monitor our reporting units for items that may necessitate an interim impairment test as required by ASC 350-20-35-30. In the first quarter 2014 we considered each of the relevant events and circumstances outlined in ASC-350-20-35-3C (and other relevant events or circumstances) for consideration of the existence of a triggering event. There were no changes in overall industry conditions in the first quarter 2014, and although sales for the first quarter 2014 were “very soft” with programs “slow to start”, sales were generally in line with our most recent expectations as disclosed in our first quarter 2014 Form 10-Q. We had not lost any significant customers, and at the time of the filing of the first quarter Form 10-Q, had a reasonable expectation we would be successful in being awarded several large programs with major retailers that would result in additional sales for the full year 2014.
Sales for this unit are very seasonal as most retailers desire to have programs shipped during the third quarter. As a result, orders are typically received and finalized during the second and third quarters of each year, so our visibility of ultimate full year sales is limited in the first quarter of every year.
Operating results for 2013 fell below expectations primarily from the cancellation of a large order with a major retailer after the program had been launched resulting in lower margins than expected and unanticipated costs as a result of the cancellation. This was considered to be a very unusual and isolated circumstance, and was not believed to be indicative of an overall negative trend in earnings potential for this reporting unit. As noted above and as disclosed in the first quarter Form 10-Q, first quarter 2014 operating results were generally in line with internal expectations. Earnings were expected to increase in the second and third quarters assuming the normal historical pattern of heavy shipments during these months.
Our conclusion that an interim impairment review was not necessary was based upon several qualitative factors such as no loss of customers, no significant changes in macroeconomic or industry conditions, no significant changes in raw materials and labor costs, or changes in management or strategy. In considering recent overall financial performance, we concluded that there were no circumstances or events occurring in the first quarter 2014 that would cause us to significantly change our outlook for 2014 given the seasonal nature of the fixture and display industry, and expectations that additional orders would be received in the second quarter 2014. We recognized that due to the uncertainty surrounding our success in being awarded several large customer orders in the second quarter 2014, we provided language highlighting this in the first quarter MD&A. As the second quarter has progressed (and particularly after the filing of the first quarter Form 10-Q), anticipated retailer orders have not materialized and business has deteriorated further. The deterioration has been most pronounced in May and June. As part of our normal second quarter annual goodwill impairment review that is currently underway, we are assessing our current and long-term outlook for this

Terence O’Brien
Securities and Exchange Commission
June 17, 2014

reporting unit and are utilizing the assistance of an independent valuation firm. This work is currently in process, and the results of this review are not yet certain.
In connection with responding to the Staff’s comments, we acknowledge that:

(i)	Leggett is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	Leggett may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information concerning our response, please feel free to contact me at (417) 358-8131 or, in my absence, William S. Weil, Vice President, Controller and Chief Accounting Officer at the same number.

Sincerely,

/s/ Matthew C. Flanigan
Matthew C. Flanigan
Executive Vice President and Chief Financial Officer
Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, Missouri 64836

Cc:	Jenn Do Al Pavot Edward M. Kelly, Senior Counsel Era Anagnosti